SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                                                   Commission File Number 0-4465
                                                                          ------


    (Check One):   |X|  Form 10-K   |_|  Form 11-K |_|  Form 20-F  |_| Form 10-Q
|_|  Form N-SAR

         For Period Ended:        November 30, 2000
                           -----------------------------------------------------

|_|  Transition Report on Form 10-K       |_|  Transition Report on Form 10-Q
|_|  Transition  Report on Form 20-F      |_|  Transition Report on Form  N-SAR
|_|  Transition Report on From 11-K

         For the Transition Period Ended:
                                         ---------------------------------------

             Read attached instruction sheet before preparing form.
                             Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:

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                                     PART I

                             REGISTRANT INFORMATION


Full name of registrant eLEC COMMUNICATIONS CORP.
                        --------------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)

                             509 Westport Avenue
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City, state and zip code   Norwalk, Connecticut  06851
                         -------------------------------------------------------

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Part II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         |X|   (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         |X|   (b)  The subject  annual  report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;


         |X|   (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.


Part III

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period.

                  The preparation of our Annual Report on Form 10-K for the fiscal year ended November 30, 2000, was delayed due to the late receipt of certain information requested by our auditors so that they could complete their audit procedures. We were able to file on March 1, 2001, which consequently required the filing of this Form 12b-25 to obtain an extension of the filing date.

                  As a result of the foregoing, our Annual Report on Form 10-K for the year ended November 30, 1999, was not completed and filed until March 1, 2001.

Part IV

         (1) Name and telephone number of person to contact in regard to this notification.

                                Eric M. Hellige            (212) 421-4100
                           ------------------------------------------------


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|                   No |_|


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         (3)      Is it anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so,
                  attach  an  explanation  of  the  anticipated   change,   both
                  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |X|                   No |_|



       See attached press release incorporated herein be reference thereto.

         eLEC COMMUNICATIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 1, 2001                       By:  /s/ Paul H. Riss
                                               ---------------------------------
                                               Name:   Paul H. Riss
                                               Title:  Chief Executive Officer


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

February 28, 2001


Mr. Paul Riss
Chief Executive Officer
eLEC Communications Corp.
509 Westport Avenue
Norwalk, Connecticut, 06851

Dear Mr. Riss:

At your request, we are summarizing below the reasons that eLEC Communications Corp. should request an extension for filing of the Company's annual report on Form 10K with the Securities and Exchange Commission (SEC).

We received, too late, certain information that we had requested in order to complete the audit procedures related to our audit of the Company's financial statements for the year ended November 30, 2000.

For this reason, we believe that the Company should request an extension for filing the Company's 2000 annual report on Form 10K with the SEC.


Very truly yours,


/s/ Steven Wolpow
-----------------
Steven Wolpow
For the Firm


Nussbaum Yates & Wolpow, P.C.
Certified Public Accountants
Melville, New York

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